Exhibit 99.1

Silvercorp Metals Inc.
Suite 1750 - 1066 West Hastings St.
Vancouver, BC, Canada V6E 3X1
Tel: 604-669-9397
Fax: 604-669-9387

NEWS RELEASE

Trading Symbol: TSX / NYSE American: SVM

SILVERCORP INTERSECTS 2.28 METRES GRADING 1,125 G/T SILVER, 4.43% LEAD,
0.40% ZINC, 0.06 G/T GOLD, AND 0.23% COPPER IN THE 2020 EXPLORATION PROGRAM
AT THE TLP MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia - October 14, 2020 - Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX/NYSE American: SVM) is pleased to report results of its exploration program at the TLP mine, Ying Mining District, Henan Province, China. Extensive exploration drilling and tunneling are ongoing at the TLP mine, and all other mines at the Ying Mining District.

From October 1, 2019 to September 30, 2020, the drilling program at the TLP mine has targeted the down/up dip and along-strike extensions of known mineralized vein structures in the production areas. So far, 26,355 metres (“m”) from a total of 110 diamond drill holes, including 106 underground holes and four surface holes, have been completed. Assay results for 71 holes have been received with 48 holes intercepting mineralization.

Most of the underground drills were focused on high-grade drill intercepts from previous drill programs where mining access tunnels were developed but the mineralization was not mined. This drilling program intersected many higher grade silver-lead ore zones, including veins T11, T2E, T33W5 and the newly-discovered T15W3 vein. Most of the higher grade silver-lead zones can be mined using existing access and development tunnels, which is expected to substantially reduce tunnel development costs at the TLP mine going forward. Ten rigs have been drilling at the TLP mine since July 2020 to continue identifying these types of easily accessible zones.

Additionally, the Company continues to test for new vein structures in previously less explored areas. The step-out drilling in the northwest part of the TLP mine discovered new veins, including CJ9W, CJW1, CJ11, CJ12, CJ12E, and CJ20.

Highlights of selected drill hole intersections:

  Hole ZKG08S01_1 intersected two major veins:

    A 2.28m interval (2.10m true width) of vein T15W3 grading 1,125 grams per tonne (“g/t”) silver (“Ag”), 4.43% lead (“Pb”), 0.40% zinc (“Zn”), 0.06 g/t gold (“Au”), and 0.23% copper (“Cu”) at 797m elevation, which includes a 0.53 interval (0.49m true width) grading 4,742 g/t Ag, 17.68% Pb, 1.50%Zn, 0.11 g/t Au, and 0.96% Cu; and

    A 0.80m interval from 50.60m to 51.40m (0.74m true width) of vein T11 grading 1,334 g/t Ag, 17,99% Pb, 0.56% Zn, and 0.50% Cu at 778m elevation.

  Hole ZKG08S01_3 intersected two major veins:

    A 2.07m interval from 0.40m to 2.47m (2.02m true width) of vein T15W3 grading 1,027 g/t Ag, 10.25% Pb, 1.20% Zn, and 0.13% Cu at 798m elevation, which includes a 1.04m interval (1.02m true width) grading 2,041 g/t Ag, 20.20% Pb, 2.33% Zn, and 0.25% Cu; and

    A 1.10m interval from 66.37m to 67.47m (1.08m true width) of vein T11E2 grading 614 g/t Ag, 1.74% Pb, 0.25% Zn, 0.11 g/t Au, and 0.12% Cu at 776m elevation, which includes a 0.60m interval (0.60m true width) grading 1,114 g/t Ag, 2.86% Pb, 0.42% Zn, 0.05 g/t Au, and 0.20% Cu.

  Hole ZKG08S01_6 intersected two major veins:

    A 2.05m interval from 0.00m to 2.05m (1.99m true width) of vein T15W3 grading 811 g/t Ag, 7.68% Pb, 0.51% Zn, 0.05 g/t Au, and 0.21% Cu at 797m elevation, which includes a 1.05m interval from 1.00m to 2.05m (1.05m true width) grading 1,564 g/t Ag, 14.24% Pb, 0.85% Zn, 0.05 g/t Au, and 0.39% Cu; and

    A 0.94m interval from 94.88m to 95.82m (0.90m true width) of an unnamed vein, grading 691 g/t Ag, 2.60% Pb, 0.56% Zn, 0.09 g/t Au, and 0.11% Cu.

  Hole ZKG08S01_2 intersected a 1.77m interval from 0.00m to 1.77m (1.74m true width) of vein T15W3 grading 539 g/t Ag, 2.29% Pb, 0.58% Zn, and 0.20% Cu at 797m elevation, which includes a 0.79m interval from 0.98m to 1.77m (0.78m true width) grading 1,175 g/t Ag, 4.66% Pb, 1.19% Zn, and 0.43% Cu.

In addition to drilling, a total of 38,995m of exploration tunnels between 510m and 1,070m elevation have been developed during the period. Exploration tunnelling at the TLP mine (comprising drifting, crosscutting and raising) was driven along and across major mineralized vein structures to upgrade the drill defined mineral resources and test for new parallel and splay structures, and are summarized in the following table:

Major Target Veins	Target Levels (m)	Total Tunneling (m)	Channel Samples Collected	Drift Included (m)	Total Mineralization Exposed by Drift [1]
					Length (m)	Average True Width (m)	Ag (g/t)	Pb (%)	Zn (%)
T5E1, T11, T14, T14E, T15W, T15W, T16, T16E, T16W, T17, T17E, T17W, T21, T23 T26, T26E, T31W3, T33E, T35E, T39E	510-1070	38,995	16,544	23,846	8,239	0.67	240	3.17	0.38

[1]	Mineralization is defined by silver equivalent value (AgEq) greater than or equal to 130 g/t at the TLP mine. (Formula used for AgEq calculation: TLP = 34.19 * Pb% + Ag g/t)

Highlights of selected mineralized zones exposed in the drift tunnels:

  Drift Tunnel PD846-T16W-846-12SYM exposed mineralization 105m long and 0.42m wide (true width) grading 972 g/t Ag, 1.25% Pb, and 0.72% Zn within vein structure T16W at 846m elevation;

  Drift Tunnel PD890-T5E1a-890-31NYM exposed mineralization 15m long and 0.44m wide (true width) grading 1,784 g/t Ag, 9.55% Pb, and 0.81% Zn within vein structure T31W3 at 890m elevation;

  Drift Tunnel PD960-T23-990-1NYM exposed mineralization 25m long and 0.75m wide (true width) grading 1,879 g/t Ag, 1.31% Pb, and 0.12% Zn within vein structure T23 at 990m elevation;

  Drift Tunnel PD1050-T26-1050-A4NYM exposed mineralization 25m long and 1.11m wide (true width) grading 716 g/t Ag, 9.05% Pb, and 0.13% Zn within vein structure T26 at 990m elevation; and

  Drift Tunnel PD820-T16-600-1SYM exposed mineralization 80m long and 1.04m wide (true width) grading 719 g/t Ag, 5.19% Pb and 0.92% Zn within vein structure T16 at 600m elevation.

Table 1: Selected results from the drill programs at the TLP mine
Hole ID	From (m)	To (m)	Elevation (m)	Width (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)	Vein
ZKCJ0801	262.49	262.84	703	0.35	0.34	233	6.26	1.55	0.25	0.06	CJ12
ZKCJ0801	280.29	280.70	695	0.41	0.40	8	3.57	0.18	0.05	0.04	CJ12E
ZKG0123	263.97	264.60	547	0.67	0.58	73	25.13	0.48	<0.050	0.02	T15W
ZKG0123	286.28	287.08	539	0.81	0.74	76	29.71	0.30	0.14	0.04	T11
ZKG0636	391.07	391.59	229	0.52	0.40	93	27.69	4.38	0.10	0.06	T11
ZKG08S01_1	0.00	2.28	797	2.28	2.10	1,125	4.43	0.40	0.06	0.23	T15W3 [1]
including	1.01	1.54	797	0.53	0.49	4,742	17.68	1.50	0.11	0.96	T15W3
ZKG08S01_1	50.60	51.40	778	0.80	0.74	1,334	17.99	0.56	0.07	0.50	T11
ZKG08S01_2	0.00	1.77	797	1.77	1.74	539	2.29	0.58	0.05	0.20	T15W3
ZKG08S01_3	0.40	2.47	798	2.07	2.02	1,027	10.25	1.20	0.05	0.13	T15W3
ZKG08S01_3	16.82	17.32	792	0.50	0.48	226	1.07	0.06	0.05	0.03	T15W
ZKG08S01_3	57.90	58.49	779	0.59	0.59	81	1.69	0.12	0.05	0.06	T11
ZKG08S01_3	66.37	67.47	776	1.10	1.08	614	1.74	0.25	0.11	0.12	T11E2
ZKG08S01_5	3.09	4.68	796	1.59	0.68	449	3.88	0.38	0.05	0.12	T15W3
ZKG08S01_5	70.12	76.28	778	6.16	2.53	216	2.81	0.10	0.06	0.03	T11
including	74.20	76.28	779	2.08	0.85	522	1.33	0.18	0.07	0.06	T11
ZKG08S01_6	0.00	2.05	797	2.05	1.99	811	7.68	0.51	0.05	0.21	T15W3
ZKG08S01_6	14.53	16.13	790	1.60	1.56	190	0.98	0.06	0.18	0.01	T15W
ZKG08S01_6	19.57	20.49	787	0.92	0.90	317	1.84	0.33	1.68	0.16	T15W5
ZKG08S01_6	94.88	95.82	750	0.94	0.90	691	2.60	0.56	0.09	0.11	Alt [2]
ZKG08S01_6	130.85	131.92	731	1.07	1.03	2	4.36	9.83	0.10	0.38	T12
ZKG08S01_9	0.00	1.75	798	1.75	1.59	370	2.51	0.38	0.55	0.09	T15W3
ZKG08S01_9	21.06	21.58	795	0.52	0.47	480	2.43	0.17	0.05	0.04	T15W
ZKG08S01_9	113.90	114.64	784	0.74	0.70	325	0.29	0.10	0.05	0.02	T12
ZKT05S35_1	104.29	105.51	809	1.22	0.85	72	5.07	0.47	0.07	0.01	T33E1
ZKT05S35_1	184.28	186.94	742	1.35	1.08	45	2.17	0.13	0.10	0.30	T1W1
ZKT0707_1	99.53	101.30	809	1.76	1.42	548	1.97	0.51	0.16	0.30	T33E1
ZKT07J04	50.64	53.33	790	2.69	0.95	205	1.82	0.16	0.05	0.06	T2W
ZKT07S37_5	7.00	7.66	761	0.66	0.52	383	1.97	0.04	0.05	0.05	T1W1
ZKT07S37_6	8.27	10.50	760	1.15	0.84	168	7.87	0.45	0.16	0.31	T1W1
ZKT09Y20	77.12	78.47	837	1.35	1.07	826	0.72	0.42	0.10	0.04	T33W5
ZKT09Y20	95.21	96.25	823	1.04	0.83	109	0.99	0.06	0.10	0.15	T33
ZKT11Y01	79.41	81.50	852	2.09	0.85	338	1.03	0.11	0.11	0.06	T21
ZKT11Y08	29.70	31.58	939	1.88	1.73	164	1.18	0.19	0.11	0.02	T5
ZKT11Y30	82.58	82.87	744	0.29	0.25	424	6.72	0.62	0.19	0.03	T33E
ZKT23Y09	227.89	228.38	658	0.49	0.44	38	8.44	1.40	0.01	0.10	T14E

ZKT31S1_2	93.67	94.68	762	1.01	0.42	155	41.20	2.15	0.21	0.21	T2E
ZKX11473	265.68	266.72	900	1.04	1.01	161	3.08	0.08	0.05	0.03	LM8
[1]	Veins discovered between October 1, 2019 and September 30, 2020
[2]	No vein id assigned

Table 2: Selected mineralized zones exposed by drift tunnelling at the TLP mine
Tunnel ID	Target	Level	Length	True Width	Ag	Pb	Zn
	Veins	(m)	(m)	(m)	(g/t)	(%)	(%)
PD960-T1W-990-4NYM	T1W	990	35.00	0.60	837	2.62	0.48
PD1050-T5-1050-5NYM	T5	1050	107.50	1.45	197	4.90	0.15
PD960-T5-990-11NYM	T5	990	32.00	1.10	145	8.03	0.10
PD930-T5E1-930-31SYM	T5E1	930	23.00	0.70	619	2.29	0.78
PD840-T5E1-840-29NYM	T5E1	840	60.00	0.52	395	2.45	0.55
PD840-T5E1-840-29SYM	T5E1	840	25.00	0.77	481	2.80	0.51
PD820-T11-700-4NYM	T11	700	120.00	0.78	317	5.09	0.57
PD820-T11-650-4SYM	T11	650	60.00	0.64	320	1.70	0.26
PD820-T11-600-1SYM	T11	600	90.00	1.25	236	7.70	0.76
PD820XPD-T11-550-4SYM	T11	550	40.00	0.65	552	3.37	0.44
PD820XPD-T14-650-3SYM	T14	650	70.00	0.87	73	6.69	0.16
PD890-T14E-890-21SYM	T14E	890	125.00	0.83	444	3.31	0.40
PD820XPD-T14E-700-21SYM	T14E	700	285.00	0.81	56	5.41	0.34
PD820-T15W-600-1SYM	T15W	600	81.00	0.79	108	7.01	0.43
PD820-T15W1-700-4NYM	T15W1	700	50.00	0.42	293	6.26	0.37
PD846-T16E-846-7NYM	T16	846	35.00	1.10	695	1.23	0.37
PD820-T16-700-12SYM	T16	700	45.00	0.58	679	3.84	1.03
PD820-T16-600-1SYM	T16	600	80.00	1.04	719	5.19	0.92
PD930-T16E-930-1SYM	T16E	930	35.00	0.87	570	0.86	1.22
PD846-T16W-846-12SYM	T16W	846	105.00	0.42	972	1.25	0.72
PD820-T17W-700-14SYM	T16W	700	41.00	0.77	279	4.12	0.37
PD846-T17-846-16NYM	T17	846	125.00	0.49	353	3.17	0.47
PD846-T17-846-16SYM	T17	846	117.50	0.81	321	3.40	0.83
PD820-T17E-700-12NYM	T17	700	40.00	0.43	456	4.26	0.46
PD846-T17E-846-16NYM	T17E	846	55.00	0.52	412	5.19	0.46
PD820-T17-650-4SYM	T17W	650	70.00	0.66	608	1.90	0.93
PD820-T17W-600-1NYM	T17W	600	15.00	0.46	976	4.49	0.37
PD930-T21-930-31SYM	T21	930	82.00	0.87	233	2.26	0.18
PD960-T23-990-1NYM	T23	990	25.00	0.75	1879	1.31	0.12
PD1050-T26-1050-A4NYM	T26	1050	25.00	1.11	716	9.05	0.13
PD960-T26-990-A6NYM	T26	990	35.00	1.25	312	2.97	0.05
PD890-T5E1a-890-31NYM	T31W3	890	15.00	0.44	1784	9.55	0.81
PD730-T31W-730-A25NYM	T31W3	730	45.00	0.45	209	8.61	0.34
PD730-T33E-560-23NYM	T33E	560	90.00	0.55	361	2.18	0.59
PD730-T35-665-43NYM	T35	665	65.00	0.88	75	7.08	0.51
PD960-T35E-960-5NYM	T35E	960	40.00	0.40	712	2.64	0.79
PD800-T39E-800-19SYM	T39E	800	30.00	0.66	440	2.85	0.46
PD820XPD-T39E-700-15SYM	T39E	700	29.00	0.56	478	4.12	0.68
PD820XPD-T39E2-755-27SYM	T39E2	755	110.00	0.52	340	5.09	2.02

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contacts or shear/alteration contacts, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checks, and the other half core samples are shipped in securely sealed bags to the Chengde Huakan 514 Geology and Minerals Test and

Research Institute in Chengde, Hebei Province, China, 226km northeast of Beijing, the Zhengzhou Nonferrous Exploration Institute Lab in Zhengzhou, Henan Province, China, and the Analytical Lab of the Inner Mongolia Geological Exploration Bureau in Hohhot, Inner Mongolia, China. All the three labs are ISO9000 certified analytical labs. For analysis, the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with atomic absorption spectroscopy (AAS), and the other is digested with two-acids for analysis of silver, lead, zinc and copper with AAS.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut by continuous chisel chipping. Sample length ranges from 0.2m to more than 1.0m, depending on the width of the mineralized vein and the mineralization type. Channel samples are prepared and assayed with AAS at Silvercorp s mine laboratory (Ying Lab) located at the mill complex in Luoning County, Henan Province, China. The Ying lab is officially accredited by the Quality and Technology Monitoring Bureau of Henan Province and is qualified to provide analytical services. The channel samples are dried, crushed and pulverized. A 200g sample of minus 160 mesh is prepared for assay. A duplicate sample of minus 1mm is made and kept in the laboratory archives. Gold is analysed by fire assay with AAS finish, and silver, lead, zinc and copper are assayed by two-acid digestion with AAS finish.

A routine quality assurance/quality control (QA/QC) procedure is adopted to monitor the analytical quality at each lab. Certified reference materials (CRMs), pulp duplicates and blanks are inserted into each batch of lab samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive QA/QC program to ensure best practices in sample preparation and analysis of the exploration samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of 30 core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending approximately 3-5% of the pulp samples to higher level labs to check for lab bias. Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this news release.

About Silvercorp

Silvercorp is a profitable Canadian mining company producing silver, lead and zinc metals in concentrates from mines in China. The Company s goal is to continuously create healthy returns to shareholders through efficient management, organic growth and the acquisition of profitable projects. Silvercorp balances profitability, social and environmental relationships, employees’ wellbeing, and sustainable development. For more information, please visit our website at www.silvercorp.ca.

For further information

Lon Shaver
Vice President
Silvercorp Metals Inc.

Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company s material properties; the sufficiency of the Company s capital to finance the Company s operations; estimates of the Company s revenues and capital expenditures; estimated production from the Company s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company s properties.

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and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company s Annual Information Form under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

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